SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Alimera Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

016259202
(CUSIP Number)

David Johnson
Caligan Partners LP
590 Madison Avenue
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259202	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 724,716 shares of Common Stock (including 245,939 shares of Common Stock underlying Warrants (as defined in Item 4))* (see Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 724,716 shares of Common Stock (including 245,939 shares of Common Stock underlying Warrants)* (see Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 724,716 shares of Common Stock (including 245,939 shares of Common Stock underlying Warrants)* (see Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%* (see Item 4)
14	TYPE OF REPORTING PERSON IA, PN

* The warrants are not exercisable until the Warrant Exercise Date (as defined in Item 4). In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 4). If exercisable on the date hereof, 245,939 shares of Common Stock would be issuable upon exercise of warrants giving effect to the Ownership Limitation. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) gives effect to the Ownership Limitation.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 724,716 shares of Common Stock (including 245,939 shares of Common Stock underlying Warrants)* (see Item 4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 724,716 shares of Common Stock (including 245,939 shares of Common Stock underlying Warrants)* (see Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 724,716 shares of Common Stock (including 245,939 shares of Common Stock underlying Warrants)* (see Item 4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN

* The warrants are not exercisable until the Warrant Exercise Date (as defined in Item 4). In addition, once exercisable, the exercise of the Warrants is subject to the Ownership Limitation (as defined in Item 4). If exercisable on the date hereof, 245,939 shares of Common Stock would be issuable upon exercise of warrants giving effect to the Ownership Limitation. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (8), (10) and (11) gives effect to the Ownership Limitation.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 4 of 10 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Item 2(b) of the Schedule 13D is hereby amended by the following:

(b)	The principal business address of each of the Caligan Parties is 515 Madison Avenue, 8th Floor, New York, New York 10022.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Series B Preferred and Warrants purchased by the Caligan Fund and Caligan Accounts at the Tranche 1 Closing (as defined below) pursuant to the Purchase Agreement (as defined below) as described in Item 4 of this Amendment No. 1 were purchased with working capital of the Caligan Fund and Caligan Accounts . The aggregate purchase price of the Series B Preferred and Warrants purchased at the Tranche 1 Closing was $6,000,000.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 24, 2023, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with (i) Velan Capital Master Fund LP (“Velan”) and (ii) the Caligan Fund and certain Caligan Accounts (together, “Caligan” and together with Velan, the “Investors”), pursuant to which the Issuer agreed to issue and sell to the Investors, in a private placement (the “PIPE Transaction”), up to 27,000 shares of the Issuer’s newly designated Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred”) and warrants (the “Warrants”) to purchase up to 5,714,286 shares of Common Stock, for an aggregate purchase price of up to $27.0 million in two tranches, in each case, subject to the terms and conditions set forth in the Purchase Agreement. On March 24, 2023, the Issuer issued and sold an aggregate of 12,000 shares of Series B Preferred at a per-share purchase price of $1,000 (the “Stated Value”) and the Warrants to the Investors for aggregate gross proceeds of $12.0 million (the “Tranche 1 Closing”). Caligan purchased an aggregate of 6,000,000 shares of Series B Preferred and Warrants to purchase up to an aggregate of 2,857,143 shares of Common Stock.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 5 of 10 Pages

At the closing of the second tranche (the “Tranche 2 Closing”), the Issuer will issue and sell an aggregate of 15,000 shares of Series B Preferred at a per-share purchase price equal to the Stated Value to the Investors for aggregate gross proceeds of $15.0 million. The Tranche 2 Closing will only occur upon the mutual agreement of the Issuer and the holders of a majority of the outstanding Series B Preferred; provided that the Tranche 2 Closing shall occur no later than December 31, 2023, if at all. If Stockholder Approval (as defined below) is obtained prior to the Tranche 2 Closing, the securities issued and sold at the Tranche 2 Closing will be shares of Common Stock rather than shares of Series B Preferred.

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series B Preferred are set forth in the Certificate of Designation of Series B Convertible Preferred Stock (the “Certificate of Designation”). The Issuer intends to hold a meeting of its stockholders to approve the issuance of Common Stock upon conversion of the Series B Preferred and exercise of the Warrants in excess of the Change of Control Cap and the Exchange Cap, each as defined and described below (such meeting, the “Stockholder Meeting” and such approval, the “Stockholder Approval”). The initial conversion price of the shares of Series B Preferred issued at the Tranche 1 Closing is $2.10, subject to customary adjustment, including anti-dilution adjustment (the “Tranche 1 Conversion Price”).

Prior to the conclusion of the Stockholder Meeting, the Series B Preferred is not convertible into Common Stock or any other security of the Issuer. If Stockholder Approval is obtained, the Issuer will designate a business day no later than ten business days following such vote as the date for the conversion (the “Mandatory Conversion”) of all, but not less than all, of the outstanding Series B Preferred into shares of Common Stock, upon which such Mandatory Conversion will occur automatically. If Stockholder Approval is not obtained at the Stockholder Meeting, following conclusion of such meeting, each share of Series B Preferred shall be convertible, at the option of the holder (an “Optional Conversion”), into shares of Common Stock; provided such conversion cannot exceed the Change of Control Cap, the Exchange Cap and the Ownership Limitation (each as defined below).

The shares of Series B Preferred issued at the Tranche 2 Closing will be convertible into shares of Common Stock at an initial conversion price equal to the 30-day preceding volume-weighted average price of the Common Stock on The Nasdaq Stock Market (“Nasdaq”), but in any event (i) no less than eighty percent (80%) of the Tranche 1 Conversion Price per share nor (ii) greater than two-times the Tranche 1 Conversion Price per share. In each case, the conversion price of the Series B Preferred is subject to certain customary adjustments, including a weighted average anti-dilution adjustment.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 6 of 10 Pages

Unless and until Stockholder Approval is obtained, the Series B Preferred will not be convertible into Common Stock to the extent that such conversion would cause (i) the aggregate number of shares of Common Stock that would be issued pursuant to the Purchase Agreement and the transactions contemplated thereby to exceed 1,401,901 (19.99% of the voting power or number of shares of Common Stock, issued and outstanding immediately prior to the execution of the Purchase Agreement), which number will be reduced, on a share-for-share basis, by the number of shares of Common Stock issued or issuable pursuant to any transactions that may be aggregated with the transactions contemplated by the Purchase Agreement under applicable Nasdaq rules (the “Exchange Cap”); or (ii) the aggregate number of shares of Common Stock that would be issued pursuant to such conversion, when aggregated with any shares of Common Stock then beneficially owned by the holder (or group of holders required to be aggregated) of such shares, would result in (a) a “change of control” of the Issuer under applicable Nasdaq listing rules (the “Change of Control Cap”) or (b) such holder or a “person” or “group” to beneficially own in excess of 9.99% of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon such conversion (the “Ownership Limitation”); provided, that a holder of Series B Preferred, upon notice to the Issuer, may increase or decrease the Ownership Limitation, effective sixty-one (61) days following such notice so long as the Ownership Limitation in no event exceeds 9.99% of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon such conversion, the Exchange Cap or the Change of Control Cap immediately after giving effect to the issuance of shares of Common Stock upon conversion of the Series B Preferred held by the holder.

Except as otherwise set forth in the Certificate of Designation, following the Stockholder Meeting, the Series B Preferred will vote together with the Common Stock on an as-converted basis based on the number of shares of Common Stock into which such shares of Series B Preferred are then convertible; provided that no holder of Series B Preferred may exercise its voting rights thereof in excess of the Ownership Limitation, Change of Control Cap and the Exchange Cap as of the record date. In addition, as set forth in the Certificate of Designation, for so long as at least 20% of the shares of Series B Preferred issued to the Investors remain outstanding, the Issuer may not take certain actions without first obtaining approval of the holders of a majority of the then outstanding Series B Preferred.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 7 of 10 Pages

The Warrants have an exercise price equal to the Tranche 1 Conversion Price (subject to adjustment as provided therein) and expire seven years from the date of the Tranche 1 Closing or upon a change of control of the Issuer. The Warrants are exercisable on or after the earlier of (a) immediately prior to a change of control of the Issuer and (b) March 24, 2024 (the earlier of (a) and (b), the “Warrant Exercise Date”); provided that prior to Stockholder Approval, exercise of the Warrants is subject to the Ownership Limitation, the Change of Control Cap and the Exchange Cap. If the Issuer consummates (i) the Tranche 2 Closing or (ii) a qualified financing transaction on or prior to December 31, 2023 in which the Investors have been irrevocably offered in writing an allocation of at least $15 million, the number of shares underlying the Warrants will automatically be reduced to an aggregate of 1,000,000 shares of Common Stock. In the event of such reduction, Caligan’s Warrants will be reduced to an aggregate of 500,000 shares of Common Stock.

So long as an Investor, respectively, owns a number of shares of Common Stock equal to at least 25% of the shares of Common Stock purchased by such Investor pursuant to the Purchase Agreement (on an as-converted basis), such Investor is entitled to certain participation rights if the Issuer elects to offer or sell new securities in either a private or public offering.

Effective as of the Tranche 1 Closing, for so long as Velan or Caligan, respectively, beneficially holds 50% or more of the shares of Common Stock (calculated on an as-converted basis based on the then-applicable conversion price) such Investor acquired pursuant to the Purchase Agreement, such Investor shall have the right to designate up to one director for election to the board of directors (the “Board” and such right the “Board Designation Right”). Effective as of the Tranche 2 Closing, the original Investors shall have the right to designate one additional individual mutually agreed upon and designated by such Investors for election to the Board; provided, however, that such designation rights shall be subject to and limited by provisions of applicable Nasdaq listing rules. To the extent any Investor is affiliated with another Investor, such designation right shall apply collectively to such affiliated Investors. Accordingly, and based in part upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Mike Kaseta and Adam Morgan to the Board on March 24, 2023, as a designee of Caligan and Velan, respectively.

So long as either Investor retains the Board Designation Right, the Issuer shall invite a designee of the Investors, to be mutually agreed upon and designated by the Investors (or, if only one Investors retains the Board Designation Right, a designee designated by such Investors) to attend all meetings of the Board in a nonvoting observer capacity. The initial observer designated by the Investors is Mr. Johnson. Notwithstanding the foregoing, no Investor shall have any observer rights following the Tranche 2 Closing.

The Issuer has agreed to reduce its Board to seven members no later than its 2024 annual meeting of stockholders, and to submit a proposal to its stockholders at such meeting to declassify the structure of the Board on a phased-in basis, such that if adopted, all members of the Board will be annually elected beginning with the Issuer’s 2026 annual meeting of stockholders.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 8 of 10 Pages

In connection with the PIPE Transaction, on March 24, 2023, the Issuer and the Investors entered into a registration rights agreement (the “Registration Rights Agreement”), whereby the Issuer is required to file a shelf registration statement pursuant to the Securities Act of 1933, as amended, to register for resale the shares of Common Stock issuable upon conversion of the Series B Preferred issued or issuable pursuant to the Purchase Agreement and the shares of Common Stock issuable upon exercise of the Warrants.

The foregoing descriptions of the Purchase Agreement, the Certificate of Designation, the Warrant and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, the Certificate of Designation, the Warrant and Registration Rights Agreement, which are included as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 7,008,482 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on November 14, 2022, and assumes the exercise of the reported warrants, subject to the Ownership Limitation.

The Warrants are not exercisable until the Warrant Exercise Date. Pursuant to the terms of the Warrants, once exercisable, the Reporting Persons cannot exercise any of the Warrants if the Reporting Persons would beneficially own, after any such exercise, more than the Ownership Limitation. The percentage set forth in Row (13) of the cover page for each of the Reporting Persons gives effect to the Ownership Limitation.

Due to certain terms of the PIPE Transaction, it may be possible that the Reporting Persons and Velan (together with certain of its affiliates, “Velan Capital”) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. It is anticipated that Velan Capital will separately file a Schedule 13D reporting its beneficial ownership of the Issuer’s shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Velan Capital.

CUSIP No. 016259202	SCHEDULE 13D/A	Page 9 of 10 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the shares of Common Stock were effected in the past sixty (60) days by the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.1:	Securities Purchase Agreement, dated as of March 24, 2023 (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023).

Exhibit 99.2:	Certificate of Designation of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023).

Exhibit 99.3:	Form of Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023).

Exhibit 99.4:	Registration Rights Agreement, dated as of March 24, 2023 (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023)

CUSIP No. 016259202	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2023

CALIGAN PARTNERS LP

	By:	/s/ David Johnson
	Name:	David Johnson
	Title:	Managing Partner

/s/ David Johnson
DAVID JOHNSON